UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note:

On December 25, 2024, USCNHK HOLDING LIMITED (“USCNHK Holding”), a wholly owned subsidiary of the Registrant, entered into a share transfer agreement with CHINA LOAN GROUP CO., LIMITED, an unrelated third party. Under the agreement, USCNHK Holding agreed to sell all of the equity of its wholly owned subsidiary, USCNHK Group Limited (“USCNHK Group”), a Hong Kong holding company, to the buyer for HKD10,000 (approximately $1,286). As a result of the sale, all of USCNHK Group’s wholly owned subsidiaries, Tantech Holdings (Lishui) Co., Ltd., Hangzhou Tanbo Technology Co., Ltd. and Lishui Xincai Industrial Co., Ltd., were transferred to the buyer. Prior to the transfer, those subsidiaries did not conduct any substantial business. The purpose of sale was to reduce the costs associated with maintaining the disposed subsidiaries. Pursuant to the agreement, the buyer is required to pay the purchase price within 10 days of the execution of the agreement.

The foregoing descriptions of the share transfer agreement are summaries of certain material terms of the agreement, do not purport to be complete and are qualified in their entirety by reference to the agreement, which is attached hereto as Exhibit 99.1.

Exhibit Number	Description of Exhibit
99.1	Share Transfer Agreement (English translation), dated December 25, 2024, by and between USCNHK HOLDING LIMITED and CHINA LOAN GROUP CO., LIMITED

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: January 6, 2025	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer

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